Exhibit 99.1

Good Energies Enters into Agreement to Increase Ownership Stake in Solarfun to 34.7%

    SHANGHAI, China--(BUSINESS WIRE)--Dec. 4, 2007--Solarfun Power Holdings Co., Ltd. (NASDAQ: SOLF) a vertically-integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules based in China, today announced that Good Energies has entered into an agreement to purchase 66,745,638 ordinary shares and 281,011 American Depository Shares (ADS) from current shareholders, including 50% of the shares held by the Company's Chairman and Chief Executive Officer, Mr. Yonghua Lu, who will retain a 16.1% stake in the Company immediately after the completion of the transaction. The investment expands the relationship between Solarfun and Good Energies that began when Good Energies first invested in the Company in 2006. Upon completion, the investment will raise Good Energies' stake to approximately 34.7% from 6.3%. Solarfun expects Good Energies' increased ownership to enhance the Company's industry position by leveraging Good Energies' expertise, resources and track record of successful investments in the solar industry. The completion of the transaction is subject to regulatory and customary closing conditions and is expected to be completed by the first quarter of 2008.

    In connection with the investment, the Company's Board of Directors will appoint an additional representative of Good Energies as well as a new independent Director to the Board. Dr. Sven Hansen, the Chief Investment Officer of Good Energies, will continue to serve on the Solarfun Board of Directors, a position he has held since August of 2006.

    "This increased ownership in the Company by Good Energies, one of the world's leading renewable energy investors, enhances our relationship with the firm and advances Solarfun's position in the marketplace," said Mr. Yonghua Lu. "I am committed to the long-term success of the Company and pleased to have Good Energies as a strategic investor at this stage of our Company's growth. I look forward to working closely with the firm to build upon the success we have achieved to date and to accomplish our long-term goals."

    "We view Solarfun as one of the best manufacturing platforms for PV products in Asia and we believe there are tremendous opportunities for growth," said Richard Kauffman, Chief Executive Officer of Good Energies. "We are pleased that Mr. Yonghua Lu and the largest shareholders of Solarfun have selected Good Energies to work with management to help the Company strive to reach a new level of international growth and success. The investment reflects our confidence in the long-term prospects of Solarfun and is a testament to management's achievement in turning the Company into one of the leading global manufacturers of photovoltaic cells and modules."

    Mr. Kauffman added: "Good Energies' investment in Solarfun is a vote of confidence in the potential growth of the Company's brand and manufacturing capability and it further demonstrates our commitment to being one of the world's leading investors in the renewable energy and energy efficiency industry. We look forward to working with Solarfun's management team to help the Company achieve its long-term vision."

    About Solarfun

    Solarfun Power Holdings Co, Ltd. manufactures ingots and PV cells and modules and supplies solar system integration services in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. www.solarfun.com.cn

    About Good Energies

    Good Energies is a leading global investor in the renewable energy and energy efficiency industry focusing on investments in solar energy, wind energy, green buildings and load management. Good Energies is a member of COFRA Group, a privately owned group of companies. Good Energies is looking for meaningful investments with outstanding growth potential. Good Energies is guided by the 3-P-principle (3-Ps): people-planet-profit. Being an investment firm it seeks to help drive the transition to a low carbon, clean energy economy globally, including bringing affordable renewable energy to the developing world. Good Energies operates globally with offices in London, New York, Toronto, Washington, and Zug. The current market capitalization of its portfolio is over four billion Euros (six billion US dollars). www.goodenergies.com

    Safe Harbor Statement

    This news release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "hopes", "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, and include matters such as the Company's business outlook for 2007, including full year 2007 estimates for net revenue, PV product shipments and PV cell production capacity. Actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct any forward looking statement.

    CONTACT: Investor and Media:
             Solarfun Power Holdings Co., Ltd.
             Paul Combs, +8621-6393-8206 / M. +86-138-1612-2768
             V.P. Strategic Planning
             IR@solarfun.com.cn
             or
             Good Energies
             Dr. Alexander Rohde, +41-41-560-66-60
             Corporate Secretary/Spokesperson
             alexander.rohde@goodenergies.com
             or
             Good Energies - U.S. Media:
             The Abernathy MacGregor Group
             Kenny Juarez and Nadine Slater, +1-212-371-5999 kwj@abmac.com / ncs@abmac.com